

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Mr. Billy Cho
Chief Financial Officer
Zai Lab Limited
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong
Shanghai, China 201210

      Re: **Zai Lab Limited**
               Form 20-F for the fiscal year ended December 31, 2019
               Exhibit Nos. 10.17, 10.18, 10.19
               Filed April 29, 2020
               File No. 001-38205

Dear Mr. Cho:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance